FIRST WESTERN FUNDS TRUST

January 18, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Western Funds Trust
File Nos. 333-180717; 811-22691

Ladies and Gentlemen:

Mr. Kenneth Ellington of the Commission’s staff (the “Staff”) contacted us on December 28, 2017 to provide comments on the Trust’s Form N-CSR for the fiscal year ended August 31, 2017. The following comments were provided and the Trust’s responses are included below.

1. COMMENT: In the line graph depictions, “Comparison of the Change in Value of a $10,000 Investment” (for Institutional Shares of the Funds), please change the amount of the investment from $10,000 to $100,000, consistent with the minimum investment requirement for Institutional Shares.

RESPONSE: Although the minimum initial investment for Institutional Shares is $100,000, the prospectus states that shareholders are not required to satisfy this minimum investment amount and may satisfy the minimum initial investment amount for Retail Shares ($1,000).

2. COMMENT: In the “Schedule of Investments” for the First Western Fixed Income Fund and the First Western Short Duration Bond Fund, please supplementally provide the percentage of net assets that were held in non-investment grade fixed-income securities as of August 31, 2017.

RESPONSE: As of August 31, 2017, the percentage of net assets held in non-investment grade fixed-income securities was 4.2% for the First Western Fixed Income Fund and 3.3% for the First Western Short Duration Bond Fund.

3. COMMENT: In the “Schedule of Investments” for the First Western Short Duration High Yield Credit Fund, disclose the cash interest rate and the payment-in-kind (“PIK”) interest rate for the PIK bond holding (Ardagh Packaging Finance plc 144A). (AICPA Audit Risk Alert, Investment Companies Industry Developments 2012/2013)

RESPONSE: As of August 31, 2017, the cash interest rate for the Ardagh Packaging Finance plc 144A security was 4.25%. As of August 31, 2017, no PIK interest rate exists. The security has only paid cash interest to date. This information will be disclosed in the Schedule of Investments for future N-CSR filings in instances when PIK bonds are held by the Funds.

4. COMMENT: In the “Statement of Assets and Liabilities” for the Funds, confirm there are no open payables to the Trustees as of August 31, 2017 (Regulation S-X, 17 CFR §210.6-04 Balance sheets).

RESPONSE: We hereby confirm that there are no open payables to the Independent Trustees as of August 31, 2017.

Thank you for your comments. Please contact me 513/346-4181 if you have any questions.

Very truly yours,

/s/ Betsy Santen
Betsy Santen
Assistant Secretary